

13001163

PE 1/22/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 22 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Angeline C. Straka
CBS Corporation
angeline.straka@cbs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-22-2013

Re: CBS Corporation
Incoming letter dated January 22, 2013

Dear Ms. Straka:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to CBS by the Committee for Accuracy in Middle East Reporting in America. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Andrea Levin
Committee for Accuracy in Middle East Reporting in America
P.O. Box 35040
Boston, MA 02135-0001

March 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 22, 2013

The proposal requests that the board of directors ensure that CBS's news programming adheres to CBS's corporate policy concerning accurate reporting, and that the board should report to shareholders with regard to this issue.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(i)(7), as relating to CBS's ordinary business operations. In this regard, we note that the proposal relates to the content of news programming. Proposals that concern the nature, presentation, and content of television programming are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CBS relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by CAMERA

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below from the Company's proxy statement and form of proxy (together, the "2013 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2013 annual meeting of stockholders (the "2013 Annual Meeting"), which is currently scheduled to occur on May 23, 2013. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the proposal described below from the 2013 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent (defined below) to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company intends to file its definitive 2013 Proxy Materials for the 2013 Annual Meeting with the Commission on or about April 12, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement for the 2013 Annual Meeting.

THE PROPOSAL

The Company received a shareholder proposal (the "Proposal") dated November 29, 2012 from the Committee for Accuracy in Middle East Reporting ("CAMERA", also referred to hereinafter as the "Proponent") with respect to the 2013 Proxy Materials relating to the Company's 2013 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A.

The resolution from the Proposal (the "Resolution") and a portion of the supporting statement from the Proposal (the "Supporting Statement") are also set forth below:

> Whereas it is the stated corporate policy of CBS promptly to correct errors in CBS News broadcasts in order to maintain its reputation for accurate reporting;
>
> Whereas it has come to our attention that the CBS news program, *60 Minutes*, in its coverage of Israel has violated CBS corporate policy, according to which:
>
> "Our reputation for accuracy in reporting depends upon our efforts to get the story right, or, if you get it wrong, to broadcast a correction. Significant errors of fact must be corrected clearly and promptly in the broadcast or on the web page of the program in which the error was made...."
>
> **Resolved**, the shareholders request that the Board of Directors ensure that this policy is adhered to by CBS news programming. The Board should report back to the stockholders no later than the next annual meeting on progress in ensuring adherence to this policy.

BACKGROUND

CAMERA is a self-described "media-monitoring, research and membership organization devoted to promoting accurate and balanced coverage of Israel and the Middle East" that encourages its members "to write letters for publication in the print media and to communicate with correspondents, anchors and network officials in the electronic media." *See* http://www.camera.org/index.asp?x_context=24.

The Proposal relates to CAMERA's disagreement with the content regarding Israel in the *60 Minutes* segment entitled *Christians of the Holy Land*. *60 Minutes* is a CBS News program that has won more Emmy Awards that any other primetime broadcast, including a special Lifetime Achievement Emmy, and has won every major broadcast journalism award over its tenure, including multiple Peabody and DuPont Columbia University awards for excellence in television broadcasting.

Since 2007, CAMERA and its associates have been submitting shareholder proposals that coincide with campaigns waged by CAMERA against the Company, in which

CAMERA disagrees with content regarding Israel in books or programming distributed by the Company as part of its ordinary business:

- In 2006, Simon and Schuster, a business of the Company, published a book by former U.S. President Jimmy Carter entitled *Palestine: Peace Not Apartheid*, and CAMERA disagreed with certain points discussed in the book. *See* http://www.camera.org/index.asp?x_context=8&x_nameinnews=187&x_article=1246. CAMERA in response called on its members to engage in a letter and phone-call campaign to Simon and Schuster to express their grievances.
- Simultaneously, CAMERA submitted a shareholder proposal in January 2007 for inclusion in the 2007 proxy statement in connection with the 2007 annual meeting of stockholders (the "2007 Annual Meeting") that requested that the Company's board of directors institute a fact-checking department within Simon and Schuster.
- After communications with management, CAMERA withdrew its proposal, but a member of the board of directors of the organization, Richard Allen, submitted the same proposal for the 2007 Annual Meeting in his own name in March of 2007. The deadline for submission of the proposal had long passed, but Mr. Allen refused to withdraw the proposal even in the face of incurable ineligibility. The Company then sought and received, through the no-action letter process, the SEC's concurrence that the Company could exclude the proposal from its proxy statement.
- In April of 2007, Mr. Allen resubmitted the same shareholder proposal request for inclusion in the 2008 proxy statement for the 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Company requested that he provide evidence of the requisite ownership for submission of the stockholder proposal under Rule 14a-8(b), and his responding evidence did not meet the requirements of the rule. Again, he did not withdraw the proposal, again in the face of incurable ineligibility, and once again the Company sought and received, through the no-action letter process, the SEC's concurrence that the Company could exclude the proposal from its proxy statement.
- By letter dated March 27, 2007, Mr. Allen informed the Company that he intended to present a proposal from the floor at the Company's 2007 Annual Meeting, which was a different proposal that asked the Board to review whether effort should be made by the Company's independent registered public accounting firm to quantify the financial impact of Carter's book on the Company's goodwill. Mr. Allen presented the proposal at the 2007 Annual Meeting and another CAMERA representative spoke several times at that meeting on various topics related to the Carter book.
- In June of 2007, CAMERA sent a letter to the Company's Chief Executive Officer to follow up on purported requests made for information at the 2007 Annual Meeting, and the Company responded.

- On April 22, 2012, *60 Minutes* presented a segment entitled *Christians of the Holy Land,* and CAMERA disagreed with the content regarding Israel in the news story.

- CAMERA then launched a campaign against the Company that exhibited animus toward the Company, including individual members of CBS News and *60 Minutes*. For example, CAMERA ran an advertisement, attached as Exhibit B, in the *Wall Street Journal* with the headline "CBS's *60 Minutes* Slandered Israel And Refuses to Set the Record Straight." The advertisement recited points in the segment with which CAMERA disagreed, stating the story presented a "false account," and provided the name of the CBS News Chairman and a number to reach him, urging readers to contact him regarding the segment.

- By letter to the Chairman of CBS News dated May 17, 2012, Andrea Levin, the President and Executive Director of CAMERA, referenced the *Christians of the Holy Land* segment and stated that the organization had "attempted . . . to elicit corrections for a number of material errors and omissions . . . [however] our efforts have been unsuccessful . . . and we are writing once more." The letter went on to recite what were, in the organization's opinion, the errors of the "fundamentally false" segment and to demand an on-air correction from CBS News.

- At the 2012 Annual Meeting of Stockholders held on May 24, 2012 (the "2012 Annual Meeting"), CAMERA representatives dominated the shareholder question-and-answer session to air CAMERA's grievances with respect to various points regarding Israel in the *Christians of the Holy Land* segment. The speakers, Carol Greenwald (Treasurer of CAMERA), Mr. Allen, and Robert Weisberg (Chairman of CAMERA) went to the microphone multiple times, and in each case exceeded the time limit in accordance with the written rules of procedure distributed to attendees prior to the meeting, and used the bulk of that time to recite points in the segment with which CAMERA disagreed. Ms. Greenwald also noted during one of her turns at the microphone that CAMERA would be submitting a proposal for inclusion in the proxy for the next year that CBS adopt a policy of broadcasting corrections. The CAMERA representatives also took the opportunity to distribute to the directors and other attendees documents listing, what they described as, incidents of Muslim persecution of Christians.

- By letters dated June 1, 2012 and June 27, 2012 to the Company's General Counsel, Ms. Greenwald asserted, among other things, that she had stated at the 2012 Annual Meeting the numbers of communications sent to the Company in protest of the *Christians of the Holy Land* segment, but that "there had been a disagreement [between the General Counsel and her at the meeting] over the negative responses sent." The letters demanded that a press release be issued by the Company to publicly state the number of negative responses received by the Company. Following correspondence from the General Counsel in response to each letter refuting the existence of a disagreement at the meeting and the need for a press release, Ms. Greenwald then sent a letter to each of Mr. Robert Khuzami, Director of Enforcement of the Commission, and Mr. Thomas Kim, Chief Counsel and Associate Director, Office of Corporate Finance, for the

Commission, dated July 13, 2012 and July 15, 2012, respectively. In these letters, Ms. Greenwald alleged that "misinformation was given to the shareholders and directors by . . . the General Counsel" and requested the help of Messrs. Khuzami and Kim to require the Company to publicly state the number of protest communications it received. The Company's General Counsel rebutted the notion that misinformation was given at the 2012 Annual Meeting. See Exhibit C for copies of this collective correspondence.

- By letter dated July 27, 2012, Ms. Greenwald, on behalf of CAMERA, wrote to the Company requesting a copy of the Company's policy on making on-air corrections of factually incorrect statements made on its broadcasts, noting that "if there is not such a policy, [CAMERA] will submit such a policy as a shareholder resolution for inclusion on the shareholder proxy." The Company, by letter dated August 10, 2012, responded by providing the relevant part of CBS News' internal production standards for the correction of errors in CBS News broadcasts (the "Error Corrections Policy"). Exhibit C includes copies of this correspondence. This Proposal was next in the sequence of events related to the Proponent's campaign against the Company.
- CAMERA's campaign against *Christians of the Holy Land* has continued, with CAMERA re-posting the *Wall Street Journal* advertisement on its website on December 25, 2012 (http://www.camera.org/index.asp?x_context=3&x_outlet=13&x_article=2287), noting that "here's a reminder to all: That '60 Minutes' report was riddled with factual problems." The first comment in the Comments section provided this suggestion: "In addition to contacting the suggested officials, it would be useful to note the advertisers on 60 minutes, locate their CEOs and/or Presidents (easy to do via Yahoo Finance), and email/write them that you will not buy their products as long as they support . . . give them specifics on Bob Simon's lies." CAMERA also posted a link on its Facebook page on January 1, 2013, to this re-post of *The Wall Street Journal* advertisement on its website.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2013 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations;
- Rule 14a-8(i)(4), as the Proposal relates to a personal claim or grievance; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

A. **Analysis under Rule 14a-8(i)(7)**

The Proposal May be Excluded From the 2013 Proxy Materials Under Rule 14a-8(i)(7) Because it Deals with a Matter Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that if a stockholder proposal deals with a matter relating to a company's ordinary business operations, then such company may exclude the proposal from its proxy statement. According to the Commission, the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release also provides that "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. The Proposal Relates to the Company's Ordinary Business Operations: The Production and Dissemination of Television Programming

The Company's primary business is the production and dissemination of television programming. The Proposal relates to the ordinary business operations of CBS News, as the Proposal seeks to "ensure" CBS News' compliance with its own internal Error Corrections Policy.

The Proposal would require the Company's board of directors (the "Board") to ensure that the content of CBS News' on-air broadcasts complies with that division's Error Corrections Policy and to then produce a report for the Company's stockholders. Thus, the Proposal would subject to a shareholder vote, and require the Board to perform, a task that is fundamental to management's ability to run the Company on a day-to-day basis – *managing the content of the Company's on-air broadcasts* – and therefore should be excluded under the first consideration of the ordinary business exclusion. Further, under the Proposal, the Company's stockholders and the Board would become involved in the management of CBS News' compliance with its divisional Error Corrections Policy, which implicates the decision-making with respect to on-air corrections of factually incorrect statements made on a broadcast. Such a process is sufficiently complex that the Company's stockholders would not be in a position to make an informed judgment of whether the Company was properly complying with the Error Corrections Policy (for example, in considering the Supporting Statement's assertion of noncompliance), or whether the Board's evaluation of such compliance was reasonable – these decisions involve judgments by experts in the fields of journalism and broadcasting as to whether a statement made on a broadcast was factually incorrect and, with CBS' legal experts, as to the ramifications of making an on-air correction. These business decisions as a whole directly implicate CBS News' complex deliberations with respect to Federal Communications Commission ("FCC") matters and First Amendment considerations in broadcasting the news, as discussed in Item 2 below. Therefore, the Proposal should be excluded under the second consideration of the ordinary business exclusion as well.

The Proposal alleges that the nature, content or presentation of CBS News' *60 Minutes* program contained errors that should be addressed with on-air corrections and that the Board should ensure that these corrections are made by monitoring the Company's compliance with the Error Corrections Policy. Therefore, the Proposal relates to the nature, content and presentation of the Company's television programing. The SEC has repeatedly provided no-action letter guidance that the nature, content and presentation of television programming relate to a company's ordinary business operations. *See, e.g., General Electric Company* (avail. December 10, 2009) (concurring that a proposal that the GE-NBC news department should cease all of its liberal editorializing may be excluded because it related to the content of news programming); *The Walt Disney Co.* (avail. November 22, 2006) (concurring that a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming). Because the Proposal seeks to control the content of the Company's television programming by micro-managing the Company's process for monitoring compliance with its Error Corrections Policy, the Company should be able to rely on the no-action letter precedent to exclude the Proposal under Rule 14a-8(i)(7).

2. ***The Proposal is Excludable Because it Relates to the Company's Compliance with Laws in Connection with Monitoring Its Error Corrections Policy.***

The Proposal also may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it seeks to involve shareholders in monitoring CBS News' compliance with its internal Error Corrections Policy, which includes compliance with laws. The Proposal requests that the Board "ensure" CBS News' compliance with its own Error Corrections Policy and that the Board should report to shareholders on its progress in this regard. As referenced in the Proposal, the Error Corrections Policy states that "Our reputation for accuracy in reporting depends upon our efforts to get the story right, or, if you get it wrong, to broadcast a correction." The nature of the Error Corrections Policy relates to CBS News' compliance with internal standards in reporting the news. As noted above, expert judgments, including legal determinations, have to be made about whether statements made on a broadcast were factually correct and the ramifications of on-air corrections.

Monitoring compliance with the Error Corrections Policy involves judgments on legal compliance matters, including with respect to compliance with FCC rules and regulations, First Amendment considerations and other laws and regulations with which the Company must comply, all of which judgments should be made by the Company's management, not by its shareholders or its Board. The Company has many internal policies relating to its business activity, and the burden of ensuring that the day-to-day activity of the Company complies with these policies falls on, and is appropriately addressed by, the Company's management. It is simply neither the shareholder's nor the Board's role to micro-manage the Company's business to the extent of "ensuring" that any given Company business unit is compliant with its particular divisional internal policies relating to the day-to-day operations of that business.

The Staff has consistently concurred with the exclusion of shareholder proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For example, in *Sprint Nextel Corp. (*avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company had received a shareholder proposal alleging willful violations of the Sarbanes-Oxley Act of 2002 and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO and to promote ethical conduct, securities law compliance and accountability. The Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also FedEx Corp.* (avail. Jul. 14, 2009) (proposal was excludable that requested the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *The AES Corp.* (avail. Jan. 9, 2007) (proposal was excludable that sought creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (avail. Jan. 9 1998) (proposal was excludable that requested the board of directors to form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal's request for Board oversight of, and a report to shareholders on, compliance with the Error Corrections Policy clearly implicates legal determinations and compliance with laws and thus relates to ordinary business operations. As reflected in the precedent cited above, overseeing compliance with applicable laws and internal policies is exactly the kind of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and, therefore, is not the type of matter that is appropriate for micro-management via shareholder proposals like the Proposal.

3. The Proposal Does Not Implicate a Significant Policy Issue for Purposes of Rule 14a-8(i)(7).

In describing the underlying policy considerations of Rule 14a-8(i)(7), the Commission has stated that proposals relating to ordinary business matters that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. In assessing whether the proposal relates sufficiently to a significant social policy issue under Rule 14a-8(i)(7), the Staff considers "both the proposal and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C, Paragraph D.2. (June 28, 2005).

The Proposal simply does not focus on a significant policy issue under Rule 14a-8(i)(7). As noted above, the subject matter of the Proposal relates to the nature, content and presentation of television programming, including compliance with internal operating standards, and compliance with laws, in each instance rendering the Proposal excludable under the Staff's no-action precedents as relating to ordinary business matters. A proposal requesting that the Board micro-manage CBS News' compliance with its Error Corrections Policy and that the shareholders receive a report on the progress of that micro-management does not present a matter of "sustained public debate . . . or an increasing recognition that the issue raises significant policy considerations." *See Verizon Communications Inc.* (avail. Feb. 13, 2012) (finding a proposal on the issue of net neutrality to be not excludable, for the quoted reasons, as it related to a significant policy issue that transcended a company's day-to-day business matters). *See also AT&T Inc.* (avail. Feb. 10, 2012).

In *Verizon,* the proposal on net neutrality spent almost all of its 500-word allotment in supporting its claim that net neutrality was an issue of widespread social significance by including specific references to third-party reports and surveys from educational and other research institutions, among others, as well as quotations from governmental leaders including the President of the United States, all of which directly supported the social significance argument. Here, the bulk of the Proponent's supporting statement is simply a recitation of the portions of the *Christians of the Holy Land* segment with which CAMERA disagrees. There is no objective third party evidence offered that indicates there is a widespread public debate about CBS News' Error Corrections Policy. The statement at the end of the Proposal that "[e]nsuring correction of errors is important to the effective functioning of our democracy" is the Proponent's attempt at an attenuated argument that on-air error correction is a significant policy issue. However, many things could be said to be "important to the functioning of our democracy." As noted herein, the Proponents use the Proposal primarily to recite its disagreements with *Christians of the Holy Land* and not to support any argument that error correction is a significant policy issue. As the Proponent has failed to show that the Proposal raises policy issues so significant that it transcends the Company's day-to-day business matters and is appropriate for a shareholder vote, the Proposal should be excluded under Rule 14a-8(i)(7).

B. <u>Analysis under Rule 14a-8(i)(4)</u>

The Proposal May be Excluded Under Rule 14a-8(i)(4) Because the Proposal Relates to a Personal Claim or Grievance Against the Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are related to the redress of a personal claim or grievance against a company or any other person, or designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983). The Commission has also noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release").

As explained below, the Proponent has abused the stockholder proposal process by submitting yet another stockholder proposal designed to continue the Proponents' multi-year crusade against the content of the Company's publications and programing relating to Israeli issues. The Proposal is excludable under Rule 14a-8(i)(4), as it represents the latest in a series of actions that the Proponent has taken in pursuit of the Proponent's continuing personal grievance with the Company—CAMERA's disagreements with content regarding Israel in books or programming distributed by the Company.

The Proposal, on its face, relates to a personal grievance by CAMERA against the content of the Company's publications and programming relating to Israeli issues. Almost all of the Supporting Statement recites points from the *Christians of the Holy Land* segment with which the Proponent disagrees. No news stories, other than the one the Proponent disagrees with, are mentioned in support of the Proposal. Given the Proponent's history with the Company, it is clear that the Proponent's motive is to attempt to strongarm CBS into broadcasting "corrections" to these points, to the satisfaction of the Proponent's viewpoint, or barring that, to utilize any correspondence channels to the Commission it can, including Rule 14a-8, as a tactic to: (i) publicize and publish, at the shareholder's expense, its disagreements with the Company, and, in particular, its disagreements with the *Christians of the Holy Land* segment (*i.e.*, publishing its points of disagreement on the *Christians of the Holy Land* segment in the proxy statement and using the annual meeting as a forum to air these grievances), and (ii) harass the Company when the Proponent does not agree with the Company's content (*i.e.*, issuing letters to Commission officials using unsubstantiated accusations with respect to shareholder communications in the annual meeting as a pretense).

The 1982 Release made clear that even if the shareholder proposal is phrased in broad terms that "might relate to matters which may be of general interest to all security holders," the proposal may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." The Staff on numerous occasions has concurred in the exclusion of a proposal which included a facially neutral proposal. *See, e.g., State Street Corp.* (avail. Jan. 5, 2007) (facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *International Business Machines Corp.* (avail. Jan. 31, 1994) (proposal that would have required the company to provide shareholders with a list of all parties that receive corporate donations over $5,000 in any one fiscal year was excludable under Rule 14a-8(i)(4)'s predecessor, Rule 14a-8(c)(4), when submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities the proponent believed supported illegal immigration, as the company established the proponent's true intent from his correspondence with the company); *Dow Jones & Co.* (avail. Jan. 24, 1994) (facially neutral proposals excluded as personal grievance when viewed in light of other union activities); *International Business Machines Corp.* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

As with the foregoing precedent, CAMERA's historical and current public disagreements and correspondence with the Company show that the organization's motive for putting forth the Proposal is tied to a personal grievance – the Proponent's disagreements with content regarding Israel, whether in books or programming, distributed by the Company – and thus should be excluded under Rule 14a-8(i)(4).

C. <u>Analysis under Rule 14a-8(i)(3)</u>

The Proposal May be Excluded Under Rule 14a-8(i)(3) Because the Proposal Includes Materially False and Misleading Information.

Rule 14a-8(i)(3) provides that shareholder proposals may be properly excluded if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff confirmed that Rule 14a-8(i)(3) permits a company to modify a proposal or supporting statement if, among other things, "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff has consistently recognized that portions of a proposal may be revised or excluded under Rule 14a-8(i)(3) where portions of the proposal or supporting statement contain false or misleading statements, or statements that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See, e.g., U.S. Bancorp* (avail. Jan. 27, 2003) (excluding as misleading generalized and unsubstantiated points in supporting statement); *Sysco Corp.* (avail. September 4, 2002) (excluding as misleading portions of supporting statement that were unverifiable and irrelevant to the proposal's thrust); *Wal-Mart Stores* (avail. Mar. 14, 2003) (excluding portions of supporting statement that were irrelevant or unverified, and requiring citation to factual sources for unsubstantiated claims); *Mirant Corp.* (avail. Jan. 28, 2003) (excluding unsubstantiated accusation regarding the effect of certain bonuses as inciting stockholder anger, and hence misleading).

The first four paragraphs of the Supporting Statement recite the Proponents disagreement with certain points presented in the *Christians of the Holy Land* program. While stating that *60 Minutes* "misrepresented" data and "deceptively reported" on various subjects, the Supporting Statement offers no third party substantiation that the assertions are true and is merely stating its opinion as fact. Most egregiously, the Proposal states that "it has come to our attention that the CBS news program, *60 Minutes*, in its coverage of Israel has violated CBS corporate policy." The Proponent is not in a position to be able to make a determination on whether CBS News has violated its internal Error Corrections Policy. An assertion that *60 Minutes* has violated this business policy requires analysis, and in this regard, the Proponent is substituting its opinion for the determination of the Company's employees who are industry and legal experts in the news programming business. For these reasons, the Proposal as a whole is materially misleading and should therefore be excludable under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2013 Proxy Materials. Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



cc: Committee For Accuracy in Middle East Reporting (CAMERA)
Louis J. Briskman (CBS Corporation)
Executive Vice President and General Counsel
Kimberly D. Pittman (CBS Corporation)
Vice President, Senior Counsel

EXHIBIT A



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

November 29, 2012

Ms. Angeline Straka
Secretary, Board of Directors, CBS Corp
51 W. 52nd St
New York, NY 10019

Dear Ms. Straka,

I write to affirm that at the time the attached shareholder proposal is submitted, CAMERA (Committee for Accuracy in Middle East Reporting in America) has continuously held for more than one year at least $2000 in market value CBS CORP stock, is entitled to vote on the proposal, and will continue to hold those securities through the date of the shareholder meeting in 2013.

Yours sincerely,

Andrea Levin

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org

Pershing

AN AFFILIATE OF THE BANK OF NEW YORK MELLON

November 29, 2012

CBS CORP CL A

RE: CBS CORP CL A

To whom it may concern:

This letter certifies that since March 6, 2007 COMMITTEE FOR ACCURACY IN MIDDLE EAST REPORTING IN AMERICA, INC holds 100 shares of CBS CORP CL A, CUSIP 124857103. The shares are held at Pershing LLC, DTC 443.

Authorized Signature,



Jorge Quiroz

300 Colonial Center Parkway, Lake Mary, FL 32746
pershing.com

Pershing LLC, member FINRA, NYSE, SIPC

Shareholder Proposal on Accuracy in CBS News Programming

CAMERA, the Committee for Accuracy in Middle East Reporting in America, having an office at 214 Lincoln St, Allston, MA, an owner of 100 shares, has furnished the following statement in support of its proposal:

Whereas it is the stated corporate policy of CBS promptly to correct errors in CBS News broadcasts in order to maintain its reputation for accurate reporting;

Whereas it has come to our attention that the CBS news program, *60 Minutes,* in its coverage of Israel has violated CBS corporate policy, according to which:

"Our reputation for accuracy in reporting depends upon our efforts to get the story right, or, if you get it wrong, to broadcast a correction. Significant errors of fact must be corrected clearly and promptly in the broadcast or on the web page of the program in which the error was made...."

Resolved, the shareholders request that the Board of Directors ensure that this policy is adhered to by CBS news programming . The Board should report back to the stockholders no later than the next annual meeting on progress in ensuring adherence to this policy.

Supporting Statement

The message of CBS's April 22, 2012 *60 Minutes* segment, titled "Christians of the Holy Land," was that Israel is the cause of Christian misfortune and decline in the Holy Land. The story was marred by specific factual errors and was rendered fundamentally false by disregarding the challenging circumstances of Christians in a Muslim-dominated realm who face region-wide intimidation. Despite CAMERA's requests to Jeffrey Fager, chairman of CBS News, *60 Minutes* has refused to correct factual errors.

1. CBS deceptively reported that Bethlehem, the "little town" where Christ was born, is "an open air prison" with an Israeli security barrier that "completely surrounds" it. This is false and incendiary. The town is no prison and there is only a barrier along the north of the town protecting Jerusalem against infiltration by terrorists; the entire southern side of Bethlehem is open. Residents move freely. This error needs to be corrected on air.

2. CBS misrepresented population data regarding Christians in the Holy Land, claiming massive emigration from the area had led to their becoming only "two percent" of the population. In fact, their numbers have grown- but the Muslim population has grown faster, shrinking the Christian percentage of the total.

3. *60 Minutes* seriously misrepresented the 2009 Kairos Palestine Document, casting it as benign and peace-endorsing , rather than the extreme anti-Israel document it is. It calls the Israeli presence in the West Bank "a sin against God" and Palestinian terrorism "legal resistance." The Central Conference of American Rabbis denounced the Kairos document as "antisemitic." The Kairos Document's misportrayal by CBS needs correction.

Ensuring correction of errors in news reporting is not simply a management issue; it gets to the integrity of CBS news and is important to the effective functioning of our democracy. The public must trust that news reporting is accurate and news institutions accountable.

<u>**EXHIBIT B**</u>

Wall St Jrnl Aug. 14

CBS's 60 Minutes Slandered Israel And Refuses to Set the Record Straight

On April 22, 2012, Bob Simon and 60 Minutes presented a false account of life for Christians in the Holy Land, blaming Israel for their difficulties, while ignoring region-wide Muslim persecution and intimidation of Christians.


Christians
of the Holy Land
Produced By
Harry A. Radliffe II
60
MINUTES

Simon accused Israel of oppressing Christians in Bethlehem, of forcing them to live in "an open air prison" – completely surrounded by a "wall." This is false. Bethlehem is open entirely along its southern side and sections of the north, allowing residents free movement. **CBS refuses to correct.**

The program falsely reported Christians in Jerusalem's Old City in 1964 numbered 30,000, then declined under Israeli control to 11,000 today. In 1964, there were only 11,000 – not 30,000 – Christians. And this was during a period of population decline under Jordanian occupation of eastern Jerusalem. **CBS refuses to correct.**

Simon deceptively concealed the reality that in Israel the Christian population has quadrupled since 1949, from 34,000 to 122,000 in 2009. **CBS refuses to correct.**

Simon falsely depicted the anti-Jewish Kairos Palestine Document as benevolent and signed by "the leaders of 13 Christian denominations," but the document is a screed that demonizes Israel and whitewashes terrorism. It was signed not by "leaders" but anti-Israel agitators, low level officials and laymen. **CBS refuses to correct.**

CBS grossly distorted the truth about Christians in the Holy Land. Instead of reporting that Christians in Israel are prosperous and growing in number, while those under Muslim rule often face intimidation, discrimination and deadly violence, Bob Simon inverted reality.

TAKE ACTION!

Contact Jeffrey Fager, CBS News Chairman and 60 Minutes Executive Producer, at the CBS corporate switchboard **212-975-4321**

TELL HIM — viewers won't forget the anti-Israel slanders.
TELL HIM — to broadcast on-air corrections NOW!

CAMERA®
Committee for Accuracy in Middle East Reporting in America

EXHIBIT C



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

Mr.Louis Briskman, General Counsel
CBS Corporation
51 W. 52nd St.
New York, NY 10019

June 1, 2012

Dear Mr. Briskman:

At the shareholders meeting, we had a factual disagreement over the number of negative responses sent to *60 Minutes* about the flawed *60 Minutes* report on Israel, "Christians of the Holy land."

I have attached a notice from the JCPA (the Jewish Council of Public Affairs)which states :" Following an inaccurate report on the Palestinian Christian population, over 3600 people have independently reached out to 60 Minutes through the Jewish Council for Public Affairs asking the television news magazine to correct the record."

I have also included the report verification from CUFI (Christians United for Israel) which shows that 30,095 CUFI members contacted Bob Simon and chairman of CBS News Jeffrey Fager.

CAMERA does not do email campaigns of this kind but does urge individuals to write to the media about distorted coverage and to send us copies of their letters. We have copies of 126 letters sent to 60 Minutes decrying the biased and factually inaccurate portrayals in the segment Christians of the Holy Land. Many more may have been sent by our members who did not send us copies.

These numbers are not conceivably consistent with the information provided by you to the Board that there were only 475 responses and that half were supportive of the segment.

As you stated at the meeting, I appreciate your sharing this information with the Board. CBS needs to issue a press release with the correct information since the erroneous information was given to the press and was reported in the national media.

At the meeting, I asked each of the directors whether they agreed that CBS News programming should make on air corrections of erroneous facts presented on news programming. The minutes of the meeting should reflect that I was told that I would receive the position of the directors in writing. I look forward to receiving that letter and the press release correcting the erroneous data.

Sincerely,

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org



Content Fundraising Advocacy Email Constituent360 Library Data Management Setup

Advocacy Dashboard Report

Reports Classic Report Writer **Report Results**

Advocacy Dashboard

Report Date: Apr 24, 2012

Report Configuration

Alert: 60 Minutes Attacks Israel

Date Range: All Dates

Add to My Reports

Alert Description

Type of Alert:	One Step
Alert Targets:	60 Minutes Segment Reporter Bob Simon Chairman of CBS News and 60 Minutes Executive Producer Jeffrey Fager 60 Minutes

Constituent Response

All Constituents Responding:	30,095
Standard Constituents Responding:	30,095


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I am writing to share my disappointment in your recent report, "Christians of the Holy Land." While there is no doubt this is an important topic, your report drew false conclusions not reflected in the demographic data. Such errors result not only in tarnishing your record, but it also poisons the important national dialogue on Israel-Palestine. Without honest reporting about the impact and motivation of Israel's policies, you feed the motivations of those like the authors of the Kairos Palestine document who wish to perpetuate a false and harmful narrative.

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LOUIS J. BRISKMAN
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-4915
FAX: (212) 975-4215
ljbriskman@cbs.com

June 8, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you very much for your letter of June 1, 2012. Your letter is in error in at least two respects.

First, I have conducted a full review of the transcript of the May 24th Annual Meeting of the Stockholders, my notes, my recollection and the recollection of others who attended that meeting. Based upon that review, I must reply that you never requested that the directors furnish you with a written position on the subject of news programming. Additionally, there is absolutely no support whatsoever in the record that you were "told" that you would receive such a position in writing. I simply have no idea what you are referring to in your June 1, 2012 letter.

Second, you misconstrue and misstate my description of the *60 Minutes* website. I stated at the meeting that I found and reviewed over 400 communications appearing on the *60 Minutes* website. This alone shows that the episode was obviously newsworthy, as it generated this rather healthy response by our viewers. What I said was:

> "On Sunday I read 476 responses on the CBS *60 Minutes* website. About half of them were against the broadcast, roughly half were for the broadcast and the balance I could not understand."

The transcript of the meeting shows that you advised the assembly that in addition to those responses on the *60 Minutes* website you believed that in excess of 30,000 communications, which took issue with the program, were also transmitted to CBS. Your June 1, 2012 letter suggests that mass mailings generated by Christians United for Israel and the Jewish Council of Public Affairs may account for your numbers (which seem to run from a low of 126 to a high of about 34,000).

Regardless of the number of actual communications, it is important to note that I limited my comments to the *60 Minutes* website and your position regarding a number in excess of 30,000 communications was in any event articulated to the assembly present.

Very truly yours,



Louis J. Briskman



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

Louis J. Briskman, General Counsel
CBS Corp.
51 West 52 Street
New York, NY 10019 June 27, 2012

Dear Mr. Briskman:

In reply to your letter of June 8, 2012:

1. Mr. Moonves responded to my request to the directors by saying that I would receive a response in writing. Your letter is not responsive to the question posed to the directors and while I would have liked to receive something that indicated each director's response, what Mr. Moonves stated was that I would receive a response that would answer my question, which was: Is it the policy of CBS News that factual errors reported on air be corrected on air. I was told at the meeting by Mr. Moonves that I would get a written response to that question.

2. What you told the shareholders and the Board, was that *60 Minutes* had received only 476 responses to the show. I responded that that was misleading and untrue because we had independent verification that over 33,000 responses had been made. My stating it and your acknowledging to the shareholders and the Board that my numbers were correct are two different things. You challenged my numbers and insisted there had only been 476. You asked me after the meeting to provide you with those outside verification sources and I did. They did not *range* from 126 to 34,000 as your letter states. There were 126 verified from CAMERA members, 3600 from JCPA and 30,095 from CUFI members. The numbers are a subset of the 34,000; not alternatives.

Your reluctance to set the record straight for the shareholders and the Board of Directors seems to be consistent with a reluctance to be forthcoming about errors to your television audience. As a shareholder, I know that neither can be good for the future of CBS.

I do not know if the SEC requires that management be forthcoming to the Board of Directors; I do know that the SEC does require that management be factually correct in information it gives shareholders .

Very truly yours,

[signature]

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org

July 5, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you for your letter of June 27, 2012. During the annual meeting of stockholders of CBS Corporation held on May 24, 2012, your colleague, Mr. Richard Allen, requested that the following documents be put into the minutes of the 2012 Annual Meeting:

- A letter from CAMERA to Mr. Jeffrey Fager of CBS Corporation, dated May 17, 2012; and
- A document Mr. Allen described at the stockholder meeting as "a rundown of Muslim persecution of Christians."

Consistent with this request, these documents have been included in the records of the meeting, and a reference has been made in the minutes with respect to this inclusion. As I indicated to you in my letter dated June 8, no further commitments were communicated to you or Mr. Allen at the May 24 meeting. As such, we consider the matters raised by your letters of June 1, 2012 and June 27, 2012 to be closed.

We appreciate your continued interest in our programming and understand that the issues raised by you and other members of CAMERA during the May 24, 2012 stockholder meeting are important to you. CBS Corporation's Board of Directors and senior management team have always considered the concerns raised by stockholders and will continue to do so in the future. However, as we expressed to you during the aforementioned stockholder meeting, our Board of Directors oversees the business affairs of the company, and executive management is fully engaged in the overall business affairs of CBS Corporation and makes a conscious effort to avoid interfering in the reporting methods and policies of the company's news division in an effort to maintain its editorial integrity. The producers of "60 Minutes" expend a substantial amount of time and effort to ensure the accuracy of its programming, and we are confident that they will continue to uphold their reputation as producers of the highest quality reporting and journalism in the industry, with "60 Minutes" having won every major broadcast journalism award over its tenure, including numerous Peabody and DuPont Columbia University awards for excellence in television broadcasting and more Emmy Awards than any other primetime broadcast.

Very truly yours,



Louis J. Briskman



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

Mr. Robert Khuzami
Director of Enforcement
Securities and Exchange Commission
100 F St. NE
Washington DC 20549

July 13, 2012

Dear Mr. Khuzami:

As a shareholder of CBS Corp. I attended the May 24, 2012 annual CBS stockholders' meeting. At that meeting, misinformation was given to the shareholders and directors by Louis Briskman, General Counsel of CBS, contrary to the principles of good corporate governance.

The statements made by Mr. Briskman at the stockholders' meeting concerned audience response to a story about Israel on the *60 Minutes* show that aired on April 22, 2012. Mr. Briskman stated that 476 emails had been received about the show, half of them positive. I responded that independent outside firms had documented that over 33,000 emails had been sent to protest the inaccuracy of the reporting. I pointed out that the extent of the negative response to the show should be of concern to both the Board of Directors and the shareholders since a public loss of faith in the accuracy of CBS news reporting would affect viewership and advertising revenue.

Mr. Briskman requested that I document the number of negative emails received by CBS, and I provided him with reports from independent outside firms that substantiated my statements. Subsequent to his receipt of these reports, Mr. Briskman responded to me on June 8, 2012 that there was no further need to correct the record. In my opinion, having made a statement at the shareholders' meeting that was publicly denied by the General Counsel does not constitute "setting the record straight'.

I have attached copies of the correspondence as well as of the outside firms verification of the numbers in dispute. The meeting was video-taped by CBS so the entire discussion can be verified by viewing the section at the end on "other business".

Good corporate governance requires the company to publicly state that it received over 33,000 emails in protest of the *60 Minutes* program on April 22, 2012. The shareholders and public deserve to receive factually accurate information at a shareholders meeting.

I look forward to your help in achieving this public rectification.

Sincerely,

Carol Greenwald

cc. Louis Briskman

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

Mr. Thomas Kim
Chief Counsel and Associate Director
Office of Corporate Finance
Securities and Exchange Commission
100 F St. NE
Washington DC 20549

July 15, 2012

Dear Mr. Kim:

As a shareholder of CBS Corp. I attended the May 24, 2012 annual CBS stockholders' meeting. At that meeting, misinformation was given to the shareholders and directors by Louis Briskman, General Counsel of CBS, contrary to the principles of good corporate governance.

The statements made by Mr. Briskman at the stockholders' meeting concerned audience response to a story about Israel on the *60 Minutes* show that aired on April 22, 2012. Mr. Briskman stated that 476 emails had been received about the show, half of them positive. I responded that independent outside firms had documented that over 33,000 emails had been sent to protest the inaccuracy of the reporting. I pointed out that the extent of the negative response to the show should be of concern to both the Board of Directors and the shareholders since a public loss of faith in the accuracy of CBS news reporting would affect viewership and advertising revenue.

Mr. Briskman requested that I document the number of negative emails received by CBS, and I provided him with reports from independent outside firms that substantiated my statements. Subsequent to his receipt of these reports, Mr. Briskman responded to me on June 8, 2012 that there was no further need to correct the record. In my opinion, having made a statement at the shareholders' meeting that was publicly denied by the General Counsel does not constitute "setting the record straight'.

I have attached copies of the correspondence as well as of the outside firms verification of the numbers in dispute. The meeting was video-taped by CBS so the entire discussion can be verified by viewing the section at the end on "other business".

Good corporate governance requires the company to publicly state that it received over 33,000 emails in protest of the *60 Minutes* program on April 22, 2012. The shareholders and public deserve to receive factually accurate information at a shareholders meeting.

I look forward to your help in achieving this public rectification.

Sincerely,

Carol Greenwald

cc. Louis Briskman

* Former Chairman

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org

LOUIS J. BRISKMAN
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL
CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-4915
FAX: (212) 975-4215
ljbriskman@cbs.com

July 27, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you for copying me on your letters to Mr. Khuzami and Mr. Kim of the Securities and Exchange Commission, dated July 13 and July 15, 2012, respectively, which I received on July 25th. Please note, the "copies of the correspondence" that you describe as attached to your letters were not appended to either letter that I received. For purposes of completeness, I have attached copies of our responses to your earlier correspondence.

As noted in our letter dated June 8, 2012, my comment made during the annual meeting of stockholders of CBS Corporation held on May 24, 2012 about the existence of over 400 communications regarding the 60 Minutes report entitled *"Christians of the Holy Land,"* was expressly limited to those communications on the 60 Minutes website. This was and is factually accurate information and requires no further comment. Please see the attachment of June 8, 2012 in this regard.

CBS has responded to your objections to this one report at length by telephone, in person and in the attached correspondence. While we understand that you and other members of your organization do not agree with the content of the *"Christians of the Holy Land"* report, CBS Corporation stands by the editorial judgment of its news division as expressed in this report.

Very truly yours,



Louis J. Briskman

Attachments (3)
cc: (with attachments)

Mr. Robert Khuzami
Mr. Thomas Kim

CBS NEWS
60 MINUTES

JEFF FAGER
CHAIRMAN, CBS NEWS
EXECUTIVE PRODUCER, 60 MINUTES

June 6, 2012

Ms. Andrea Levin
President & Executive Director
CAMERA
P.O. Box 35040
Boston, MA 02135

Dear Ms. Levin,

I have reviewed your letter of May 17, 2012. I have also reviewed your prior communication on this subject. I do not agree with the points made in your letters. To the contrary, I believe our story was responsible journalism which included the position of Israel's Ambassador to the United States quite extensively. It was fair and accurate reporting about a newsworthy subject.

Sincerely,



524 WEST 57 STREET, NEW YORK, NEW YORK 10019-2985

LOUIS J. BRISKMAN
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-4915
FAX: (212) 975-4215
ljbriskman@cbs.com

June 8, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you very much for your letter of June 1, 2012. Your letter is in error in at least two respects.

First, I have conducted a full review of the transcript of the May 24th Annual Meeting of the Stockholders, my notes, my recollection and the recollection of others who attended that meeting. Based upon that review, I must reply that you never requested that the directors furnish you with a written position on the subject of news programming. Additionally, there is absolutely no support whatsoever in the record that you were "told" that you would receive such a position in writing. I simply have no idea what you are referring to in your June 1, 2012 letter.

Second, you misconstrue and misstate my description of the *60 Minutes* website. I stated at the meeting that I found and reviewed over 400 communications appearing on the *60 Minutes* website. This alone shows that the episode was obviously newsworthy, as it generated this rather healthy response by our viewers. What I said was:

> "On Sunday I read 476 responses on the CBS *60 Minutes* website. About half of them were against the broadcast, roughly half were for the broadcast and the balance I could not understand."

The transcript of the meeting shows that you advised the assembly that in addition to those responses on the *60 Minutes* website you believed that in excess of 30,000 communications, which took issue with the program, were also transmitted to CBS. Your June 1, 2012 letter suggests that mass mailings generated by Christians United for Israel and the Jewish Council of Public Affairs may account for your numbers (which seem to run from a low of 126 to a high of about 34,000).

Regardless of the number of actual communications, it is important to note that I limited my comments to the *60 Minutes* website and your position regarding a number in excess of 30,000 communications was in any event articulated to the assembly present.

Very truly yours,



Louis J. Briskman

July 5, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you for your letter of June 27, 2012. During the annual meeting of stockholders of CBS Corporation held on May 24, 2012, your colleague, Mr. Richard Allen, requested that the following documents be put into the minutes of the 2012 Annual Meeting:

- A letter from CAMERA to Mr. Jeffrey Fager of CBS Corporation, dated May 17, 2012; and
- A document Mr. Allen described at the stockholder meeting as "a rundown of Muslim persecution of Christians."

Consistent with this request, these documents have been included in the records of the meeting, and a reference has been made in the minutes with respect to this inclusion. As I indicated to you in my letter dated June 8, no further commitments were communicated to you or Mr. Allen at the May 24 meeting. As such, we consider the matters raised by your letters of June 1, 2012 and June 27, 2012 to be closed.

We appreciate your continued interest in our programming and understand that the issues raised by you and other members of CAMERA during the May 24, 2012 stockholder meeting are important to you. CBS Corporation's Board of Directors and senior management team have always considered the concerns raised by stockholders and will continue to do so in the future. However, as we expressed to you during the aforementioned stockholder meeting, our Board of Directors oversees the business affairs of the company, and executive management is fully engaged in the overall business affairs of CBS Corporation and makes a conscious effort to avoid interfering in the reporting methods and policies of the company's news division in an effort to maintain its editorial integrity. The producers of "60 Minutes" expend a substantial amount of time and effort to ensure the accuracy of its programming, and we are confident that they will continue to uphold their reputation as producers of the highest quality reporting and journalism in the industry, with "60 Minutes" having won every major broadcast journalism award over its tenure, including numerous Peabody and DuPont Columbia University awards for excellence in television broadcasting and more Emmy Awards than any other primetime broadcast.

Very truly yours,



Louis J. Briskman



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

Ms. Angeline Straka
Secretary, Board of Directors
CBS Corp
51 W. 52nd St
New York, NY 10019

July 27, 2012

Dear Ms. Straka:

I am writing to you as Secretary to the Board of Directors of CBS Corp. At the shareholder's meeting on May 24, 2012, I raised the issue of whether CBS Corp, or its news division, had a policy of making on air corrections of factually incorrect statements made on its broadcasts. I did not receive an answer to that question at the meeting.

If there is such a policy, I request that you send me a copy of it because if there is not such a policy, the Committee for Accuracy in Middle East Reporting in America, a CBS shareholder, will submit such a policy as a shareholder resolution for inclusion on the shareholder proxy.

Thank you for your assistance.

Sincerely,



Carol Greenwald
Treasurer

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org



ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY
CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

August 10, 2012

Ms. Carol Greenwald
CAMERA
P.O. Box 35040
Boston, MA 02135-0001

Dear Ms. Greenwald:

Thank you for your letter of July 27, 2012. Without addressing the accuracy of the points made in your letter, we wish to advise you that CBS News does maintain a policy regarding the correction of errors in CBS News broadcasts, which provides, in relevant part:

> Our reputation for accuracy in reporting depends upon our efforts to get the story right, or, if you get it wrong, to broadcast a correction. Significant errors of fact must be corrected clearly and promptly in the broadcast or on the web page of the program in which the error was made [, or if] . . . the error is made in a documentary or other one-time broadcast, the President of CBS News will decide where the correction will appear . . . Any complaints of unfairness or inaccuracy should be brought promptly to the attention of the SVP of Standards or the SVP's designee. Errors are bound to be made in any operation as complex as ours, and it is important to deal with them directly and expeditiously.

As we have previously stated, CBS stands by the editorial judgment of its news division, as well as internal determinations made with respect to adhering to its internal policies.

Very truly yours,

Angeline C. Straka

Angeline C. Straka

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